Filed Pursuant to Rule 424(b)(5)

Registration No. 333-262462

PROSPECTUS SUPPLEMENT

(To the Prospectus dated February 10, 2022)

This prospectus supplement amends and supplements the information in the prospectus supplement, dated March 31, 2023, filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-262462) (the “Prior Prospectus”), relating to the offer and sale of up to $2,919,403 of our shares of Class A common stock, par value $0.0001 per share (the “Class A common stock”), pursuant to that certain Equity Distribution Agreement (the “Distribution Agreement”), dated March 31, 2023, by and between us and Canaccord Genuity LLC (“Canaccord”), relating to the sale of shares of our Class A common stock from time to time through or to Canaccord, acting as sales agent or principal, in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

Through the date of this prospectus supplement, an aggregate of approximately $9,000 of shares of Class A common stock were sold under the Distribution Agreement.

Our Class A common stock is listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “MSGM.” On July 25, 2024, the closing sale price of our Class A common stock as reported on the Nasdaq was $2.17.

As of the date of this prospectus supplement, the aggregate market value of our outstanding Class A common stock held by non-affiliates is approximately $3,478,560, which is calculated based on 1,242,343 shares of our Class A common stock held by non-affiliates and a price of our Class A common stock of $2.80, the closing price of our Class A common stock on June 6, 2024, which is the highest closing sale price of our Class A common stock on the Nasdaq Capital Market within the prior 60 days of this prospectus supplement. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities pursuant to this prospectus supplement with a value of more than one-third of the aggregate market value of our Class A common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our Class A common stock held by non-affiliates is less than $75 million. During the prior 12 calendar month period ending on, and including, the date of this prospectus, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3.

The purpose of this prospectus supplement is to terminate our continuous offering under the Prior Prospectus Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prior Prospectus, this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Canaccord Genuity

The date of this prospectus supplement is July 26, 2024